

Mail Stop 7010

November 25, 2008

Via U.S. Mail

Blaine Boerchers
Chief Financial Officer
Enterra Energy Trust
Suite 2700, 500 – 4th Avenue S.W.
Calgary, Alberta, Canada
T2P 2V6

      Re: Enterra Energy Trust
               Form 40-F
               Filed March 27, 2008
               File Number 001-32744

Dear Mr. Boerchers:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

Off-Balance Sheet Arrangements, page 4

1.	We note your disclosure that you have not entered into any off-balance sheet arrangements "other than operating leases." Please expand your discussion regarding such operating leases to include the items required by paragraphs General Instruction B.(11)(i)(A), (B), (C) and (D) to Form 40-F, or advise us why such information is not required.

Exhibit 99.2, Enterra Energy Trust's Management's Discussion and Analysis

Overview

2.	In your discussion of the commitments of the Trust under its second-lien facility and convertible debentures and the impact of these commitments on the going concern assumption, you state that "Management believes that they have several options available to meet these commitments . . . ." In future filings, expand your discussion to include the options that were implemented to meet the commitments. If the commitments remain unmet, discuss any additional options the Company is considering and a timeframe for resolution.

Management's Evaluation of Disclosure Controls and Procedures

Management's Report on Internal Controls Over Financial Reporting

3.	We note your disclosure regarding the material weakness in internal control over financial reporting resulting from the major turnover of key personnel. Disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.

Changes to Internal Controls and Procedures for Financial Reporting

4.	We note your disclosure that "[i]n many cases the individual control deficiencies . . . have already been addressed by new management . . . ." In future filings, please expand your discussion to include any unresolved control deficiencies and material weaknesses and the steps the Company is taking to resolving such issues.

Exhibit 99.5 Differences between Canadian and United States Generally Accepted Accounting Principles

Note (a and b), pages 4 and 5

5.	Please describe the US GAAP adjustments related to your deferred tax asset and deferred tax liability.

Note (e) Exchangeable securities issued by subsidiaries of income trusts pursuant to EIC-151, page 5

6.   We note that a portion of your exchangeable shares were not initially recorded at fair value and subsequent exchanges for unit trusts are measured at the fair value of the trust units issued. Please specify the instances where you issue exchangeable shares and do not record them at fair value. In doing so, please tell us how you measure the value of such exchangeable shares and provide the authoritative literature under US GAAP.

Note (j), page 9

7.   Please clarify if the select pro forma financial information is provided in accordance with paragraphs 54 and 55 of SFAS 141 under US GAAP or Article 11 of Regulation S-X.

Amendment No. 1 to Form 40-F, Filed April 15, 2008

8.   We note that your Amendment No. 1 did not include updated Section 302 and Section 906 certifications for your Chief Executive Officer and Chief Financial Officer.   Please submit a full amendment to your Form 40-F which includes the updated certifications.

Exhibit 99.10

9.   We note that the auditor's consent was dated March 31, 2008 in both your Form 40-F filed on April 1, 2008 as well as your Form 40-F/A filed on April 16, 2008. Please provide an updated auditor's consent for your Form 40-F/A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact John Cannarella at (202) 551-3337, or in his absence Jill Davis, at (202) 551-3683. With respect to all legal comments, you may contact Tracey McNeil at (202) 551-3392 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Tracey L. McNeil
cc: John Cannarella